[redacted]

SECURI 13025830 MISSION

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SEC FILE NUMBER
8-40848

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 AND ENDING 06/30/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER: SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 1900
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Katrina R. Celestine (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual, state last, first, middle name*)

500 Dallas Street, Suite 2500	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*

CH 9/6/13

9/25/13

SIMMONS & COMPANY
INTERNATIONAL

Consolidated Financial Statements
And Supplementary Information
June 30, 2013



OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

Signature

President

Title

Subscribed and sworn before me
this 3rd day of September AD. 2013.

JOY OPAL HARDISON
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
06-06-2016

Joy Opal Hardison

My commission expires 06-06-2016

This report contains (check all applicable items):

_x_ (a) Facing page
_x_ (b) Oath or Affirmation
_x_ (d) Statement of Financial Condition
_x_ (e) Statement of Income
_x_ (f) Statement of Changes in Stockholders' Investment
_x_ (g) Statement of Cash Flows
_x_ (i) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
_x_ (j) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
_x_ (k) Computation of Net Capital
_x_ (l) Computation for Determination of Reserve Requirements under Rule 15c3-3
_x_ (m) Information Relating to the Possession or Control Requirements under Rule 15c3-3
___ (n) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
_x_ (o) A copy of the SIPC Supplement Report
___ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

SIMMONS & COMPANY INTERNATIONAL

INDEX

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Simmons & Company International
Houston, Texas

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Simmons & Company International and Subsidiaries which comprise the statement of financial condition as of June 30, 2013, and the related consolidated statement of income, comprehensive income, changes in stockholders' investment, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and Subsidiaries as of June 30, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV, and V is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
September 3, 2013

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS:	
Cash and cash equivalents	$115,805,538
Restricted cash	250,000
Accounts receivable, net	55,323,131
Investments in securities at market value	31,585,219
Other investments	618,162
Property and equipment, net	3,669,070
Other assets	4,870,401
Total assets	$212,121,521
LIABILITIES AND STOCKHOLDERS' INVESTMENT	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 5,473,170
Accrued compensation	69,282,352
Deferred compensation	9,613,423
Revolving subordinated loan	30,000,000
Notes payable and capital lease obligation	22,554
Total liabilities	114,391,499
Commitments and Contingencies (Note 8)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 837,058 shares issued and outstanding	837
Additional paid-in capital	24,027,887
Retained earnings	27,830,969
Accumulated other comprehensive loss	(2,788,736)
Stockholders' investment of Simmons & Company International	49,070,957
Stockholders' investment of noncontrolling interests	48,659,065
Total stockholders' investment	97,730,022
Total liabilities and stockholders' investment	$212,121,521

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2013

REVENUES:	
Performance fees	$ 93,249,298
Noncontingent fees	6,194,938
Other securities revenues	23,175,048
Offering revenues	5,847,723
Rebilled expenses	1,159,875
Equity in earnings of affiliate	808,595
Gain on investments, net	19,765,834
Interest, dividends, loan interest and other, net	2,377,414
Total revenues	152,578,725
EXPENSES:	
Compensation and benefits	102,415,555
Travel and entertainment	3,220,291
Rent and utilities	3,827,024
Professional fees	1,020,850
Trading expenses	1,997,643
Other general and administrative	7,713,914
Foreign exchange loss, net	1,520,296
Total expenses	121,715,573
Income before provision for income taxes	30,863,152
Provision for income taxes	1,264,658
Net income	29,598,494
Net income attributable to the noncontrolling interests	17,858,149
Net income attributable to Simmons & Company International	$ 11,740,345

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED JUNE 30, 2013

NET INCOME	$ 29,598,494
OTHER COMPREHENSIVE INCOME	
Foreign currency translations	1,313,780
Comprehensive Income	$ 30,912,274
Less: comprehensive income attributable to the noncontrolling interests	(19,568,636)
Comprehensive income attributable to Simmons & Company International	$ 11,343,638

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Controlling	Noncontrolling	Total Stockholders'
	Shares	Amount	Capital	Earnings	Loss	Interest	Interest	Investment
Balance at June 30, 2012	801,045	$ 801	$21,236,382	$20,836,142	$ (2,613,933)	$ 39,459,392	$ 38,601,375	$78,060,767
Net income	–	–	–	11,740,345	–	11,740,345	17,858,149	29,598,494
Cumulative translation adjustment	–	–	–	–	(396,707)	(396,707)	1,710,487	1,313,780
Distributions on behalf of stockholders, net	–	–	–	(3,394,313)	–	(3,394,313)	–	(3,394,313)
Issuance of common stock upon vesting of stock awards	64,977	65	(65)	–	–	–	–	–
Stock-based compensation	–	–	2,869,166	–	–	2,869,166	–	2,869,166
Purchase and retirement of Company common stock	(28,964)	(29)	(8,334)	(1,351,207)	–	(1,359,570)	–	(1,359,570)
Impact of issuing B Shares of SCIL	–	–	(69,262)	2	221,904	152,644	(32,522)	120,122
Limited partner capital contributions	–	–	–	–	–	–	5,040,860	5,040,860
Limited partner capital distributions	–	–	–	–	–	–	(14,519,284)	(14,519,284)
Balance at June 30, 2013	837,058	$ 837	$24,027,887	$27,830,969	$ (2,788,736)	$ 49,070,957	$ 48,659,065	$ 97,730,022

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 29,598,494
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax benefit	(197,207)
Provision for bad debts	(5,869)
Depreciation and amortization	890,655
Stock-based and deferred compensation	4,663,770
Equity in earnings of affiliate	(808,595)
Realized and unrealized gains on investments, net	(19,632,752)
Fund investment and dividend income	(985,342)
Loss on disposition of assets	1,399
Loss on foreign exchange	1,520,296
Changes in:	
Accounts receivable	(24,166,975)
Other assets	3,243,538
Accounts payable and accrued liabilities	(271,043)
Accrued bonuses	14,719,649
Net cash provided by operating activities	8,570,018
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investment securities	(17,611,303)
Proceeds from sale of investments	22,485,350
Proceeds from equity investment	800,155
Capital expenditures	(224,676)
Proceeds from sale of property and equipment	1,502
Net cash provided by investing activities	5,451,028
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from revolving subordinated loans	30,000,000
Purchase and retirement of Company common stock	(1,359,570)
Limited partner capital contributions	5,040,860
Distributions on behalf of stockholders, net	(3,394,313)
Distributions to limited partners	(14,519,284)
Payments under staff loyalty deferred compensation plan	(213,326)
Payment of former stockholder notes payable	(417,941)
Payment of capital lease notes payable	(29,152)
Net cash provided by financing activities	15,107,274
Effect of exchange rate changes on cash and cash equivalents	(3,143,870)
Net increase in cash and cash equivalents	25,984,450
Cash and cash equivalents, beginning of year	89,821,088
Cash and cash equivalents, end of year	$115,805,538
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest received	$ 2,373,417
Interest paid	$ 29,430
Income taxes paid	$ 1,109,070
NON-CASH FINANCING ACTIVITIES:	
Decrease in stockholders' investment of noncontrolling interests from issuance of B shares of SCIL	$ 32,522

The accompanying notes are an integral part of these consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the "Company"), a Texas corporation formed in 1974, is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a "clearing broker", Pershing, LLC, a broker-dealer that carries such accounts on a fully disclosed basis. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently; Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company provides investment banking services and equity research, sales and trading to the energy industry world-wide. The Company is located in Houston, Texas.

The Company has one wholly-owned subsidiary, Simmons & Company International Capital Markets Limited ("SCICML") and one 85% owned subsidiary, Simmons & Company International Limited ("SCIL"). SCICML is located in London, England. SCIL is headquartered in Aberdeen, Scotland and has offices in London, England as well as Dubai, United Arab Emirates. In August 2011, with the consent of the Company, SCIL issued certain equity securities ("B Shares") to certain employees representing a 15% ownership in SCIL. The issuance of B Shares resulted in a reduction of the Company's controlling interest of SCIL. SCIL and SCICML are United Kingdom-based limited liability companies that are authorized and regulated by the Financial Services Authority to undertake designated investment business in the United Kingdom.

SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company ("GP"). The GP is the general partner and manager of Simmons Parallel Energy LP (the "Fund") and the GP for Simmons Parallel Energy Fund (SPE LP), Simmons Parallel Private LP ("Private"), Simmons Parallel Public LP ("Public") and Parallel Carry LP. These entities are Guernsey limited partnerships.

The Fund was established for the purpose of purchasing, divesting, managing, restructuring and supervising investments of the kind and nature as outlined in the Fund's Limited Partnership Agreement and engaging in such other activities incidental or ancillary thereto as the GP deems necessary. SPE LP is a limited partner of the Fund and

the Public and Private LPs are investment holding limited partnerships owned entirely by the Fund. The Parallel Carry LP is the carried interest vehicle of the structures with only a minor total capital commitment.

The Company owns approximately 5% of the Fund. Beginning July 1, 2010, the Company consolidated the Fund and SPE LP due to the Company's management control over the Fund and SPE LP.

The Company reports the noncontrolling interests in SCIL and the Fund entities as a separate component of stockholders' investment in the consolidated statement of financial condition and identifies consolidated net income (loss) attributable to the controlling and noncontrolling interest on the face of the consolidated statement of income.

Basis of Presentation

The consolidated financial statements present the consolidated accounts of the Company and its subsidiaries. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The carrying amount of the Company's financial instruments, which include cash equivalents, accounts receivables, accounts payable and accrued liabilities, accrued salaries and bonuses, and outstanding loans approximate their market values at June 30, 2013 due to the short maturities of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Restricted Cash

Restricted cash includes $250,000 in the collateral account maintained with the clearing broker.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal terms. Management performs continuing credit evaluations of the Company's customers' financial condition.

Management reviews accounts receivable on a regular basis to determine if any receivables will potentially be uncollectible. Accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available, the Company believes the allowance for doubtful accounts as of June 30, 2013 of $1,665,112 is adequate. However, actual write-offs may exceed the recorded allowance.

Significant customers include those that account for greater than 10% of the Company's revenues. The Company had two customers that accounted for approximately 22 percent of revenues in 2013. One of those same customers also accounted for approximately 31 percent of accounts receivable at June 30, 2013.

Investments in Securities at Market Value

Investments in securities at market value consist of municipal bonds and private company investments. The Company records the fair value of these investments on a trade date basis. Changes in fair value are reflected in the consolidated statements of income.

Fair value is the price that could be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The fair value measurements guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value at June 30, 2013.

	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE AT JUNE 30, 2013
ASSETS:				
Municipal bonds	$ –	$4,574,084	$ –	$ 4,574,084
Private company investments	$ –	$ –	$27,011,135	27,011,135
				$ 31,585,219

Municipal bond investments are valued using Level 2 fair value methodologies and inputs. The Company is able to value those assets based on observable market data for similar instruments.

Private company investments are valued using Level 3 fair value methodologies and inputs. Investments with an unobservable market are valued using the market approach with public company multiples applied to earnings before interest, taxes, depreciation and amortization ("EBITDA").

Activity during the year in Level 3 investments were as follows:

Beginning fair value at July 1, 2012	$ 32,418,600
Acquisition of investment securities	11,349,590
Foreign exchange revaluation gains	(539,660)
Unrealized gains	948,720
Proceeds from sale of investments	(35,997,280)
Realized gains	18,831,165
Ending fair value at June 30, 2013	$ 27,011,135

The foreign exchange revaluation gains are included in Foreign exchange loss, net within the Consolidated Statement of Income. The realized gains are included in Gain on investments, net within the Consolidated Statement of Income.

Property and Equipment, net

Property and equipment, net, which includes leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization. Depreciation expense is recognized using the straight-line and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is recognized using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in earnings.

Revenue Recognition

Performance fee revenue is recognized when services for the transactions are determined to be completed. Non-contingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the Company acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated.

Other securities revenues represent revenues from commissions and related clearing expenses from executing client transactions as well as payments received for research. Commission revenue is recognized on a trade-date basis. Research revenue is recognized based on when cash is received or when an invoice is requested by a customer, whichever occurs first.

Stock-Based Compensation

The Company issues stock-based compensation awards. The related stock compensation expense is recognized over the requisite service period based on the fair value of the award on the date of grant.

Foreign Currency Translation

All balance sheet accounts of the foreign subsidiaries have been translated at the current exchange rate as of the end of the fiscal year. Items in the consolidated statement of income have been translated at average currency exchange rates in effect during the fiscal year. The resulting translation adjustment is recorded as a separate component of comprehensive income within stockholders' investment.

Foreign currency transaction gains and losses are included in Foreign exchange loss, net on the Consolidated Statement of Income.

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the consolidated financial statements related to the Company.

SCIL and SCICML are limited liability companies with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

The GP, the Fund and SPE LP are transparent for tax purposes, therefore each partner is taxed individually on their share of relevant profits.

Deferred tax is recognized for all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $610,000 related to these timing differences, which is included in Other assets of the consolidated statement of financial condition.

The Company is also subject to Texas margin tax. In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. For the year ended June 30, 2013, the Company recognized Texas margin tax expense of $786,823 as part of the provision for income taxes.

The Company recognizes a tax liability from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has

a greater than 50 percent likelihood of being realized upon settlement with the tax authorities. The Company classifies interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of the provision for income taxes. Any accrued interest and penalties that are anticipated to be due within one year of the balance sheet date would be presented as current liabilities in the consolidated statement of financial condition.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company controls credit risk by placing its financial interests with credit-worthy financial institutions and routinely assesses the financial stability of its customers.

2. OTHER INVESTMENTS

The Company owns a 50 percent interest in an affiliated limited liability company ("LLC"), which is accounted for using the equity method of accounting. The Company recorded $808,595 in earnings from the LLC and received $800,000 in distributions from the LLC during the fiscal year ended June 30, 2013. The carrying value of the investment was $618,162 at June 30, 2013.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at June 30, 2013 consisted of the following:

		USEFUL LIFE
Furniture and fixtures	$ 3,599,494	7 years
Leasehold improvements	5,133,720	life of lease
Computer equipment	1,308,641	5 years
Accumulated depreciation and amortization	(6,372,785)	
	$ 3,669,070	

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at June 30, 2013 consisted of the following:

Trade payables	$ 829,106
Deferred rent	1,598,801
Deferred income	379,894

Texas margin tax	380,874
Foreign taxes payable	626,464
401k employer match	259,999
Liability for uncertain tax position	530,470
Other	867,562
	$ 5,473,170

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement, which provides that the Company has the right of first refusal with respect to any disposition of shares of the common stock of the Company.

Stock Awards

The Company issues restricted stock awards to employees as a form of compensation; these awards vest ratably over three years.

The following table summarizes restricted stock award activity for the fiscal year 2013:

	Number of Unvested Shares	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2012	132,632	41.65
Granted	67,532	46.94
Vested	(64,977)	40.71
Forfeited	(1,428)	46.26
Outstanding at June 30, 2013	133,759	44.36

Fair value of the awards is determined using the Company's fully diluted adjusted book value per share at the date of the grant as defined by the Company. The Company records compensation expense ratably over the vesting period, adjusted for estimated forfeitures. Compensation expense related to the restricted stock awards was $2,869,166 during fiscal year 2013. Unrecognized compensation expense at June 30, 2013 was $3,101,667 and is expected to be recognized over the next two to three years.

Phantom Stock Plan

The Company has a phantom stock agreement where awards vest ratably over three years. Compensation expense is based on the Company's current fully diluted adjusted book value per share, as determined by the Company. A liability is accrued over the vesting period for compensation expense due under the plan.

The Company issued 5,018 shares of phantom stock during fiscal year 2013 and had 187,468 shares outstanding at June 30, 2013. The Company recorded compensation expense of $1,794,604 during fiscal 2013. The related liability at June 30, 2013 was $9,346,380.

Stock Warrants

In previous years, the Company granted stock warrants to eligible shareholders as consideration for agreeing to sell shares back to the Company when requested by the Company as part of a retirement stock buyback plan. One warrant was granted for each share purchased by the Company from such shareholder. The exercise price was the same price paid for each share. The warrants expire four years after the date of grant, but can only be exercised upon a liquidity event. There is no fair value for these warrants reflected in the financial statements at June 30, 2013. The weighted average remaining contractual life of the warrants outstanding at June 30, 2013 is 0.06 years.

The following table summarizes stock warrant activity for the year ended June 30, 2013:

	Shares	Exercise Price Per Share	Weighted Average Price Per Share
Warrants outstanding at June 30, 2012	170,005	$52.40- 58.51	$ 55.72
Granted	–	–	–
Expired	(92,318)	58.51	58.51
Warrants outstanding at June 30, 2013	77,687	$55.55 – 62.03	$ 55.55

6. INCOME TAXES

The components of income tax expense for the year ended June 30, 2013 were as follows:

Current – state income taxes	$ 914,841
Current – foreign	547,024
Deferred – foreign	(197,207)

Total tax	$ 1,264,658

The provision for state income taxes for the year ended June 30, 2013 included an accrual for unrecognized tax benefits of approximately $139,535 that, if recognized, would reduce tax expense. Recognition of the beginning and ending amounts of unrecognized tax benefits for the year ended June 30, 2013 is as follows:

Unrecognized tax benefits at beginning of the fiscal year	$ 390,935
Provision for tax positions in prior years	–
Provision for tax positions in current year	128,018
Provision for interest and penalties	11,517
Settlements	–
Lapses in statues of limitations	–
Balance at end of the fiscal year	$ 530,470

The Company remains subject to examination by the taxing authorities in the jurisdictions in which they have filed returns for certain years. In states where the Company has not filed a tax return, there is no statute of limitations established. The Company remains subject to examination for the following years and forward (by jurisdiction):

United States	2010
United Kingdom	2007
State of Texas	2009

7. REVOLVING SUBORDINATED LOAN AND NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

On June 28, 2013, the Company entered into an unsecured revolving subordinated loan agreement (the "Revolver II") with Amegy Bank National Association for net capital purposes. The Revolver II allows for a maximum advance of $30,000,000 at a 5% annual interest rate and expires on September 30, 2013. Amounts on the Revolver II can be withdrawn in $1,000,000 increments. The commitment fee on the unused amounts of the Revolver II is 50 basis points per year, paid quarterly. The Company has $30,000,000 outstanding on the Revolver II at June 30, 2013.

On August 23, 2012, the Company extended an unsecured revolving subordinated loan agreement (the "Revolver I") with Amegy Bank National Association for net capital purposes. The Revolver I, which expires September 30, 2013, allows for a maximum advance of $10,000,000 at a 6.5% annual interest rate. Amounts on the Revolver I can be

withdrawn in $1,000,000 increments. The commitment fee on the unused amounts of the Revolver I is 50 basis points per year, paid quarterly. The Company has $0 outstanding on the Revolver I at June 30, 2013.

During the fiscal year 2010, the Company entered into a capital lease for the purchase of certain office equipment in the amount of $112,483. The amount outstanding under this capital lease obligation was $22,554 at June 30, 2013. See Note 8 for additional disclosures.

8. COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

The Company has entered into operating and capital leases for office space and copiers, which provide for minimum future lease payments at June 30, 2013 as follows, subject to annual escalations of operating expenses relating to the building:

FISCAL YEARS	OPERATING	CAPITAL
2014	$ 2,765,027	$ 22,554
2015	2,765,027	–
2016	2,790,704	–
2017	2,885,561	–
2018	2,885,561	–
Thereafter	3,884,790	–
	$ 17,976,670	$ 22,554

Lease expense was $3,308,503 for the year ended June 30, 2013.

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain, among other things, (a) a collateral account with the clearing broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $100,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2013, the balance of the collateral account maintained with the clearing broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $31,734,124 and 2.16 to 1, respectively.

Litigation

The Company is a creditor in a bankruptcy and liquidation case under the Securities Investor Production Act of 1970 ("SIPA"). The debtors SIPA trustee was seeking to recover amounts for alleged preferential transfers and the Company has an unsecured SIPA claim against the debtor relating to a private placement transaction.

A settlement and release agreement was executed in March 2013 regarding the alleged preferential transfers, which released the Company from any future liability and noted no admission of fault. The Company's unsecured SIPA claim remains outstanding. The Company is not able to determine the collectability of this claim, as such the related receivable has been fully reserved at June 30, 2013.

9. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The Charles Schwab Trust Company is the trustee. Investment decisions are made by the participants. Company contributions, which are discretionary, vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations. The Company made discretionary contributions of $1,084,587 to the Plan during fiscal year 2013.

10. RELATED PARTIES

At June 30, 2013, the Company had a note receivable totaling $131,362 from one current employee. This amount is included in Other assets and is payable in accordance with the related agreement terms. This note receivable matures in September 2013.

11. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregated indebtedness, as defined by the Rule. At June 30, 2013 the Company's aggregate indebtedness to net capital ratio, as defined, was 2.16 to 1 and its net capital was $31,734,124, which resulted in excess net capital of $27,157,016.

12. STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors consist of the Company's subordinated loans agreements as follows (see Note 7 for additional disclosures):

Balance, at June 30, 2012	$ –
Additions	30,000,000
Repayments	–
Balance, at June 30, 2013	$ 30,000,000

13. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended Financial and Operational Combined Uniform Single ("FOCUS") report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	AMENDED FORM X-17A-5	SUBSIDIARIES CONSOLIDATED, ELIMINATIONS AND RECLASSIFICATIONS	FINANCIAL STATEMENTS
RECONCILIATION:			
Total assets	$147,269,577	$ 64,851,944	$212,121,521
Total liabilities	$ 98,657,369	$ 15,734,130	$114,391,499
Total stockholders' investment of Simmons & Company International	$ 48,612,208	$ 458,749	$ 49,070,957
Total stockholders' investment of noncontrolling interests	$ –	$ 48,659,065	$ 48,659,065

14. SUBSEQUENT EVENTS

Management has performed a review of subsequent events and transactions through September 3, 2013, which is the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2013

Net capital:	
Stockholders' investment[(1)]	$ 48,612,208
Less: nonallowable assets	
Accounts receivable	28,485,506
Property and equipment, net	2,618,055
Nonmarketable securities	4,156,991
Investments in affiliates and other assets	9,764,098
Subtotal nonallowable assets	45,024,650
Plus: Revolving subordinated loan	30,000,000
Less: Haircuts	
Other securities	1,853,434
Undue concentration	–
Net capital	$ 31,734,124
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 68,656,632
Net capital requirements	4,577,108
Net capital in excess of required amount	$ 27,157,016
Ratio of aggregate indebtedness to net capital	2.16

(1) Stockholders' investment of SCI, SCIL and SCICML combined.

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 at June 30, 2013, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2013

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION**

JUNE 30, 2013

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

SIMMONS & COMPANY INTERNATIONAL **SCHEDULE IV**

CONSOLIDATING BALANCE SHEET

JUNE 30, 2013

	SCI COMBINED *	FUND AND SPE, LP COMBINED	NONCONTROLLING ADJUSTMENT	ELIMINATIONS	SCI CONSOLIDATED
ASSETS:					
Cash and cash equivalents	$114,719,088	$ 1,086,450	$ –	$ –	$ 115,805,538
Restricted cash	250,000	–	–	–	250,000
Accounts receivable, net	31,001,656	24,321,475	–	–	55,323,131
Investments in securities at market value	5,839,662	25,781,392	–	(35,835)	31,585,219
Other investments	3,239,314	–	–	(2,621,152)	618,162
Property and equipment, net	3,669,070	–	–	–	3,669,070
Other assets	4,402,047	468,354	–	–	4,870,401
Total assets	$163,120,837	$ 51,657,671	$ –	$ (2,656,987)	$ 212,121,521
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
LIABILITIES:					
Accounts payable and accrued liabilities	$ 4,938,632	$ 534,538	$ –	$ –	$ 5,473,170
Accrued salaries and bonuses	69,282,352	–	–	–	69,282,352
Deferred compensation	9,613,423	–	–	–	9,613,423
Revolving subordinated loan	30,000,000	–	–	–	30,000,000
Notes payable and capital lease obligation	22,554	–	–	–	22,554
Total liabilities	113,856,961	534,538	–	–	114,391,499
STOCKHOLDERS' INVESTMENT:					
Common stock, par value $.001, 10,000,000 shares authorized, 837,058 shares issued and outstanding	837	9,263	(8,653)	(610)	837
Additional paid-in capital	25,113,928	29,865,473	(28,295,137)	(2,656,377)	24,027,887
Retained earnings	26,209,402	22,919,630	(21,298,063)	–	27,830,969
Accumulated other comprehensive loss	(2,711,959)	(1,671,233)	1,594,456	–	(2,788,736)
Stockholders' investment of Simmons & Company International	48,612,208	51,123,133	(48,007,397)	(2,656,987)	49,070,957
Stockholders' investment of noncontrolling interests	651,668	–	48,007,397	–	48,659,065
Total stockholders' investment	49,263,876	51,123,133	–	(2,656,987)	97,730,022
Total liabilities and stockholders' investment	$163,120,837	$ 51,657,671	$ –	$ (2,656,987)	$ 212,121,521

*Includes the Company, SCIL and SCICML

CONSOLIDATING INCOME STATEMENT

JUNE 30, 2013

	SCI COMBINED *	FUND AND SPE, LP COMBINED	SCI CONSOLIDATED
REVENUES:			
Performance fees	$ 93,249,298	$ –	$ 93,249,298
Noncontingent fees	6,194,938	–	6,194,938
Other securities revenues	23,175,048	–	23,175,048
Offering revenues	5,847,723	–	5,847,723
Rebilled expenses	1,159,875	–	1,159,875
Equity in earnings of affiliate	808,595	–	808,595
Other income	929,712	(929,712)	–
Gains on investments, net	15,004	19,750,830	19,765,834
Interest, dividends, loan interest and other, net	143,817	2,233,597	2,377,414
Total revenues	131,524,010	21,054,715	152,578,725
EXPENSES:			
Compensation and benefits	102,415,555	–	102,415,555
Travel and entertainment	3,220,291	–	3,220,291
Rent and utilities	3,827,024	–	3,827,024
Professional fees	856,625	164,225	1,020,850
Trading expenses	1,997,643	–	1,997,643
Other general and administrative	7,219,719	494,195	7,713,914
Foreign exchange loss, net	12,322	1,507,974	1,520,296
Total expenses	119,549,179	2,166,394	121,715,573
Income before provision for income taxes	11,974,831	18,888,321	30,863,152
Provision for income taxes	1,264,658	–	1,264,658
Net income	10,710,173	18,888,321	29,598,494
Net income attributable to the noncontrolling interests	63,847	17,794,302	17,858,149
Net income attributable to Simmons & Company International	$ 10,646,326	$ 1,094,019	$ 11,740,345

*Includes the Company, SCIL and SCICML

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Simmons & Company International
Houston, Texas

In planning and performing our audit of the consolidated financial statements of Simmons & Company International and Subsidiaries (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
September 3, 2013

INDEPENDENT ACCOUNTANT'S REPORT

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Management
Simmons and Company International
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7 see attached at Exhibit A) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Simmons and Company International (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, SIPC, solely to assist you and the other specified parties in evaluating Simmons and Company International's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with general ledger disbursement details and copies of cancelled checks, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger details, noting no differences;
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger details supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
September 3, 2013

EXHIBIT A

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040848 FINRA JUN
SIMMONS & CO INTERNATIONAL
ATTN KATRINA CELESTINE
700 LOUISIANA ST STE 1900
HOUSTON TX 77002-2767

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 266,384.62

B. Less payment made with SIPC-6 filed (**exclude interest**) (128,054.63)

01/23/2013
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 138,329.99

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 138,329.99

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $138,329.99

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Simmons & Company International
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director of Finance & Accounting
(Title)

Dated the 22 day of August, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 108,555,799
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	32,897
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	32,897
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,997,643
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	16,903
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 20,304	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	20,204
Total deductions	2,034,850
2d. SIPC Net Operating Revenues	$ 106,553,846
2e. General Assessment @ .0025	$ 266,384.62
	(to page 1, line 2.A.)